

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2015

Fatima Khan
Chief Executive Officer
Intelligent Cloud Resources Inc.
2602 Innisfil Road
Mississauga, ON L5M 4H9
Canada

      Re: **Intelligent Cloud Resources Inc.**
               Registration Statement on Form S-1
               Filed February 26, 2015
               File No. 333-202294

Dear Ms. Khan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Refer to Securities Act Rule 405. It appears that you are a shell company based on your limited operations and nominal assets. Please revise your disclosure on the cover page and throughout as appropriate, including your discussion of Rule 144 on page 13, to indicate that you are a shell company.

Cover Page, page 3

2.   Please refer to the correct page on which your risk factors disclosure begins.

Prospectus Summary

3.   Here or on the Cover Page, please disclose your address and telephone number. Refer to Item 503(b) of Regulation S-K.

4.   You disclose that your officers and directors own 74.38% of your stock. This is inconsistent with the number of shares disclosed in the table on page 31. Please advise or revise.

Corporate Background, page 5

5.   Please disclose your going concern limitation as well as your lack of revenues and losses for the most recent period and the accumulated deficit.

Risk Factors

Our independent auditors…, page 6

6.   Please expand to highlight the risk from the increased cost of such debt as a result of your going concern limitation.

Our absence of a developed cloud platform…, page 7

7.   You state in the second sentence that you expect to market your services to businesses in Canada and the United States. This is inconsistent with your disclosure in the Prospectus Summary, where you limit your business to organizations in Canada. Please reconcile.

We plan to derive a significant portion of revenues…, page 8

8.   We note the statement in this risk factor that "based on [y]our limited experience," your small business customers have a higher rate of attrition and non-renewal. This language suggests that you have generated revenues. Please advise or revise your disclosure throughout regarding the status of your business and revenues

We have not assessed effectiveness…, page 9

9.   You state in this risk factor that "in our annual report for 2014 we will also become subject to SEC rules which will require us to include a report of our management in our annual report on the effectiveness of internal control over financial reporting." Please note that you will not be required to provide management's report on the effectiveness of your internal control over financial reporting until your second annual report. Refer to Instruction 1 to Item 308 of Regulation S-K. Please revise.

If we do not obtain…, page 10

10.   Your risk factor mentions "tour offerings." You also mention tour offerings on page 27. Please revise to clarify how this relates to your business.

Description of Business, page 19

11.   Despite the lack of development of your business, it appears from your disclosure in the risk factors that you will offer on-demand application services, provide mobile applications, and offer subscriptions. Please expand your disclosure in this section to discuss the plans for these features of your business.

Management's Discussion and Analysis or Plan of Operations

Plan of Operation, page 26

12.   In the first full risk factor on page 10 you disclose that you will need $220,000 for your planned operations during the next 12 months. Please reconcile this with the $420,000 you disclose in this section.

Directors, Executive Officers, Promoters and Control Persons, page 28

13.   Please include all the positions and offices held by your two executives. In this regard, please disclose under the column "Positions and Offices Held" that your two executive officers are also directors. In addition, revise your prospectus for consistency. For example, you disclose on page 10 that Mr. Saeed is your President and CEO. Elsewhere, including on the signature page, you disclose that Ms. Khan is your President.

Business Experience, page 28

14.   For Ms. Khan, please disclose the principal occupations during the past five years and names of her employers. Include the dates she held each position. Also provide equivalent information for Mr. Saeed.

15.   Please tell us what consideration you gave to including or expanding an existing risk factor as a result of the amount of time that Mr. Saeed will dedicate to your business on a weekly basis. We note the risk factor on page 10 regarding your dependence on Mr. Saeed.

Involvement in Certain Legal Proceedings, page 29

16.   Please revise your disclosure to cover the required 10-year period. Please refer to Item 401(f) of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 30

17.   Please provide a narrative to explain the salary compensation of your executives. Refer
        to Item 402(o) of Regulation S-K. Your disclosure should explain how you determined
        base salaries for each executive during 2014.

Certain Relationships and Related Transactions, page 31

18.   Your balance sheet includes amounts due from shareholders and other related parties.
        Please disclose these transactions and file all related agreements or provide us your
        analysis under Item 404 of Regulation S-K supporting your conclusion that disclosure is
        not required.

19.   Please disclose the dollar value of each of your related-party transactions. Refer to Item
        404(a)(3) of Regulation S-K.

Balance Sheet, page F-3

20.   Your compensation table on page 30 appears to show that both your CEO and CFO
        earned salaries in 2014 that have not been paid as of February 25, 2015. These amounts
        do not appear to be included in your financial statements. In this regard, these salaries
        are greater than your total liabilities as of December 31, 2014. Please advise.

Notes to the Financial Statements

Note 3. Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements

21.   Please disclose your current considerations of ASU 2014-10.

Note 7. Subsequent Events, page F-11

22.   Please expand your disclosure to disclose the date through which subsequent events have
        been evaluated and the nature of this date. Refer to FASB ASC 855-10-50-1.

Undertakings, page 36

23.   You appear to be providing undertakings under Regulation S-B. Please note that in
        accordance with Item 10(f) of Regulation S-K, only Regulation S-K is applicable to you
        as a smaller reporting company. In paragraph (A)(4) on page 37, please revise to provide

the comparable undertaking under Item 512(a)(6). Also revise the reference to Regulation S-B on page 36.

Signature, page 38

24.   We note that Ms. Kahn is listed as "principal financial officer" when signing on behalf of the company but not when signing in her own capacity and that Mr. Saeed is identified as "chief financial officer" when singing in his own capacity. Please revise. Also, please confirm that Ms. Kahn, rather than Mr. Saeed, is the company's principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Gregg E. Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, P.C.